UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

OWL ROCK CAPITAL CORPORATION II

(Name of Subject Company (Issuer))

OWL ROCK CAPITAL CORPORATION II

(Names of filing Person (Offeror and Issuer))

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

Bryan Cole

Chief Financial Officer and Chief Operating Officer

Owl Rock Capital Corporation II

399 Park Avenue

New York, NY 10022

(212) 419-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Cynthia M. Krus

Kristin H. Burns

Eversheds Sutherland (US) LLP

700 Sixth Street, NW

Washington, DC 20001

(202) 383-0100

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 2 supplements and amends the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 21, 2023, as amended on March 6, 2023, by Owl Rock Capital Corporation II, a Maryland corporation (the “Company,” “Owl Rock,” “our,” “we,” or “us”), in connection with the offer by the Company to purchase up to the number of shares (the “Shares”) of its issued and outstanding common stock, par value $0.01 per share (“Common Stock”) that can be purchased with $10,000,000 at a price equal to $8.90 per Share (which reflects the Company’s price per Share in effect for purposes of issuing Shares pursuant to the Company’s distribution reinvestment plan as of March 29, 2023). The tender offer was made upon and subject to the terms and conditions set forth in the Offer to Purchase, dated February 21, 2023, and the related Letter of Transmittal (together, the “Offer”). The Offer expired at 11:59 P.M., Eastern Time, on March 27, 2023, and approximately 2,595,339 Shares were validly tendered and not withdrawn pursuant to the Offer as of such date, an amount that exceeded the maximum number of Shares the Company offered to purchase pursuant to the Offer by approximately 1,471,743 Shares. The excess number of Shares tendered represents approximately 1% of number of issued and outstanding Shares as of March 29, 2023. Pursuant to Rule 13e-4(f)(1)(ii) promulgated under the Securities Exchange Act of 1934, as amended, the acceptance for payment by an issuer of an additional amount of securities not to exceed two percent of the class of securities that is the subject of a tender offer shall not be deemed to be an increase requiring the tender offer to be extended. In accordance with this rule, the Company elected to purchase all Shares validly tendered and not withdrawn at a price equal to $8.90 per Share for an aggregate purchase price of approximately $23,098,513.

ITEM 12(b). FILING FEE

Filing Fee Exhibit

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 3, 2023

OWL ROCK CAPITAL CORPORATION II

By:	/s/ Bryan Cole
Name:	Bryan Cole
Title:	Chief Financial Officer and Chief Operating Officer